EXHIBIT 99.1

NXT Energy Solutions Inc. Announces Results of Annual Meeting of Shareholders

CALGARY, AB, June 9, 2026 – NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTC QB: NSFDF) is pleased to provide the voting results from its Annual Meeting of Shareholders held on June 9, 2026.

Shareholders approved the following:

•	Election of Directors: Seven directors of the Company were elected to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed.
•	Appointment of Auditors: MNP LLP were appointed as the auditors of the Company for the next year at a remuneration to be determined by the Board of Directors.
•	Employee Share Purchase Plan Resolution. The resolution to approve the Company’s Employee Share Purchase Plan was passed.
•	Unallocated Entitlements Resolution. The resolution to approve the Unallocated Entitlements Resolution and the unallocated entitlements issuable thereunder was passed.
•	Preferred Share Resolution. The special resolution to cancel Series 2 Preferred Shares was passed.

Further details are set out in the Company's Information Circular dated April 24, 2026, posted on the Company's website and filed on www.sedarplus.ca.

Specific voting results are as follows:

Description of Matter	# of Votes For	% of Votes For	# of Votes Withheld/ Against	% of Votes Withheld/ Against
Election of the following Directors:
Peter Mork	73,845,684	99.41%	435,058	0.59%
Charles Selby	74,205,144	99.90%	75,598	0.10%
Gerry Sheehan	73,776,904	99.32%	503,838	0.68%
Jeffrey Tilson	74,208,144	99.90%	72,598	0.10%
Thomas E. Valentine	73,806,064	99.36%	474,678	0.64%
Bruce G. Wilcox	73,776,904	99.32%	503,838	0.68%
Eugene Woychyshyn	73,776,620	99.32%	504,122	0.68%
Appointment of Auditors	78,258,850	99.83%	129,733	0.17%
Employee Share Purchase Plan Resolution	73,810,353	99.37%	470,389	0.63%
Unallocated Entitlements Resolution	73,806,353	99.36%	474,389	0.64%
Preferred Share Resolution	74,208,433	99.90%	72,309	0.10%

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About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Michael Baker Director, Business Development & Capital Markets 302, 3320 – 17th AVE SW Calgary, AB, T3E 0B4 +1 403 206 0812 nxt_info@nxtenergy.com www.nxtenergy.com

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